U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Blutt                    Mitchell                       J.
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York               10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Hanger Orthopedic Group, Inc.("HGR")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

January 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

February 8, 2001
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                          6.
                                                        4.                              5.             Owner-
                                                        Securities Acquired (A) or      Amount of      ship
                                      3.                Disposed of (D)                 Securities     Form:     7.
                                      Transaction       (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                     2.               Code              ------------------------------- Owned at End   (D) or    Indirect
1.                   Transaction      (Instr. 8)                 (A)                    of Month       Indirect  Beneficial
Title of Security    Date             ------------      Amount   or      Price          (Instr. 3     (I)       Ownership
(Instr. 3)           (mm/dd/yy)       Code   V                   (D)                    and 4)        (Instr.4) (Instr. 4)
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



Common Stock           N/A             N/A               N/A      N/A      N/A           796,039        I           (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)          Amount    ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------          or        Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-          Number    ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)    (D)   cisable  Date     Title   Shares    5)       4)        4)       4)
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
Warrants (right                                                                 Common
to purchase)         $4.16    N/A      N/A       N/A    N/A    8/6/91   12/31/01Stock   225,914    -0-    225,914    I        (FN 1)
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Warrants (right                                                                 Common
to purchase)         $7.65    N/A      N/A       N/A    N/A    11/5/91  12/31/01Stock   244,735    -0-    244,735    I        (FN 1)
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Warrants (right                                                                 Common
to purchase)         $6.38    N/A      N/A       N/A    N/A    11/1/96  11/1/04 Stock   150,818   -0-     150,818    I        (FN 1)
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Warrants (right                                                                 Common
to purchase)         $4.01    N/A      N/A       N/A    N/A    11/1/96  11/1/04 Stock   209,182   -0-     209,182    I        (FN 1)
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                                                                                Non
                                                                                Voting
 7% Redeemable                                                                  Common
 Preferred Stock     $16.50   N/A      N/A       N/A    N/A    Immed            Stock  3,030,303  $50,000 3,030,303  I        (FN 1)
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


Explanation of Responses:


(1) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners BHCA, L.P. ("JPM BHCA"), formerly known as Chase Equity Associates, L.P., a portion of which may be deemed attributable to the reporting person because the reporting person is a limited partner of JPMP Master Fund Manager ("MF Manager") (formerly known as Chase Capital Partners), the general partner of JPM BHCA. As a result of internal reorganizations and name changes effective as of the first week of January 2001, MF Manager became a limited partnership and all but one of its general partners, including the Reporting Person, became limited partners of the partnership. The internal reorganizations and name changes did not alter the proportionate interests of the limited partners or of the ultimate security holders of the renamed entities. The actual pro rata portion of beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within JPM BHCA and MF Manager.




/s/  Mitchell J. Blutt                                      05/10/01
---------------------------------------------            -----------------------
     Mitchell J. Blutt                                       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.